

October 4, 2011

Via E-Mail
Locksley Samuels, President
Cambridge Projects Inc.
10300 West Charleston 10-56
Las Vegas, Nevada 89135

> **Re: Cambridge Projects Inc.**
> **Amendment No. 1 to Form 10**
> **Filed September 23, 2011**
> **File No. 000-54485**

Dear Mr. Samuels:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 2

Form of Acquisition, page 4

1.   We note your response to comment three of our letter dated September 14, 2011, and we reissue it. It appears that you will still be able to structure a reorganization transaction that will not require shareholder approval. Please revise to provide some examples of these types of transactions and under what circumstances would a vote of the public stockholders not be necessary.

Management's Discussion and Analysis, page 11

2.   We note your response to comment seven of our letter dated September 14, 2011, and we reissue it in part. Please revise to clarify whether your officer's commitment to fund your

working capital requirements are binding and enforceable. Disclose the interest rate for any loans provided. Also, please revise to clarify the consequence should Mr. Samuels fail to fund your working capital requirements.

Properties, page 12

3.   We note your response to comment nine of our letter dated September 14, 2011, and we reissue it in part. Please revise to clarify your office arrangements in Kingston, Jamaica. For example, it is unclear whether who provides the office space. Also, please consider whether such office arrangements are subject to disclosure under Items 404(a) and (d) of Regulation S-K.

Directors and Executive Officers, page 13

4.   We reissue comment 13 of our letter dated September 14, 2011. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Samuels should serve as a director. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions and Director Independence, 14

5.   We reissue comment 15 of our letter dated September 14, 2011. On page five, you indicate that your sole officer may be involved with other blank check companies. Please revise to clarify how your competing fiduciary duties or obligations will be resolved as to potential business opportunities. For example, it is unclear whether all potential business opportunities discovered by Mr. Samuels must first be presented to the Company before any subsequent blank check company, or whether Mr. Samuels has wide discretion in which entities will be first presented such opportunities.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390, Accounting Branch Chief, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director